FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2007

Commission File No. 000-49760

BROCKTON CAPITAL CORP.

(Translation of registrant's name into English)

Suite 403, 850 West Hastings Street, Vancouver, British Columbia, Canada V6C 1E1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

BROCKTON CAPITAL CORP.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that a special general meeting (the "Meeting") of Brockton Capital Corp. (the "Company") will be held at the offices of the Company’s solicitors, Clark Wilson LLP, Suite 800, 885 West Georgia Street, Vancouver, British Columbia, Canada on Monday, February 19, 2007, at 10:00 a.m. (Vancouver time), for the following purposes:

1.

To consider, approve and adopt by special resolution alterations to the Charter of the Company as described in the Management Information Circular accompanying this Notice of Meeting (the "Information Circular");

2.	To ratify the Executive Employment Agreement with R. William Thornton, as described in the Information Circular;
3.

To ratify the private placement of 23,500,000 common shares in the capital of the Company issued at a price of US$0.10 per common share for gross proceeds of US$2,350,000, as described in the Information Circular;

4.	To ratify the private placement of 8,425,000 units issued at a price of US$0.50 per unit for gross proceeds of US$4,212,500, as described in the Information Circular;
5.	To ratify the 2007 Stock Option Plan, as described in the Information Circular;
6.	To fix the number of directors of the Company at six (6);
7.	To elect as directors of the Company, Brian J. Evans and Dr. Gail Bloomer; and
8.	To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

Registered shareholders are entitled to vote at the Meeting either in person or by proxy. Specific details of the above items of business are contained in the Information Circular and Proxy Form accompanying this Notice of Meeting and which form part of this Notice of Meeting.

Registered shareholders who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed Proxy Form and return the same in the enclosed return envelope provided for that purpose. To be effective, the completed Form of Proxy must be received by the Company’s registrar and transfer agent, Pacific Corporate Trust Company, at their offices located on the 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 (fax: (604) 689-8144), at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled commencement of the Meeting or an adjournment of the Meeting.

DATED at Vancouver, British Columbia, this 18th day of January, 2007.

BY ORDER OF THE BOARD OF THE DIRECTORS

/s/ George T. Stapleton, II

George T. Stapleton, II

President, Chief Executive Officer and Director

BROCKTON CAPITAL CORP.

Special General Meeting of Shareholders

to be held on February 19, 2007

Notice of Special General Meeting of Shareholders

and

Management Information Circular

January 18, 2007

VOTING OF COMMON SHARES - ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES	2
RATIFICATION OF EXECUTIVE EMPLOYMENT AGREEMENT WITH R. WILLIAM THORNTON	13

BROCKTON CAPITAL CORP.

MANAGEMENT INFORMATION CIRCULAR

(This document contains information as at January 18, 2007 and all amounts are in Canadian dollars, unless otherwise noted)

GENERAL PROXY INFORMATION

This Information Circular accompanies the Notice of Special General Meeting (the "Notice") and is furnished to the shareholders (the "Shareholders") holding common shares (the "Common Shares") in the capital of Brockton Capital Corp. (the "Company") in connection with the solicitation by the management of the Company of proxies to be voted at the special general meeting (the "Meeting") of the Shareholders to be held at 10:00 a.m. on Monday, February 19, 2007, at the offices of Clark Wilson LLP, Suite 800, 885 West Georgia Street, Vancouver, British Columbia or at any adjournment or postponement thereof. It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by telephone or by other means of communication by the directors, officers and regular employees of the Corporation, who will not be specifically remunerated therefore. The cost of the solicitation of proxies will be borne by the Company.

Appointment of Proxyholders and Revocation of Proxies

The persons named in the accompanying form of Proxy are officers and/or directors of the Company and are nominees of the Company’s management. A Shareholder has the right to appoint a person to represent the Shareholder at the Meeting, other than the person or persons designated in the form of Proxy furnished by the Company. If you do not wish to appoint any of the persons named in the form of Proxy you should strike out their names and insert in the blank space provided the name of the person you wish to act as your proxyholder. This person need not be a shareholder of the Company. A form of Proxy will not be valid unless it is deposited at the offices of the Company's registrar and transfer agent, Pacific Corporate Trust Company, at their offices located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9 (facsimile: (604) 689-8144) at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or any adjournment thereof.

A Shareholder who has submitted a form of Proxy may revoke it by an instrument in writing signed by the Shareholder or by an authorized attorney, or, if the Shareholder is a corporation, by a duly authorized officer, provided such instrument is deposited either: (a) at the offices of Pacific Corporate Trust Company in the matter described above, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or (b) with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof. In addition, a form of Proxy may be revoked: (a) by the Shareholder personally attending at the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by an authorized representative of that corporation attending at the Meeting and voting such securities; or (b) in any other manner permitted by law.

The foregoing information respecting appointment of proxyholders and revocation of proxies is generally applicable only to registered Shareholders, being persons who are named as holders of Common Shares on the register of shareholders maintained on behalf of the Company by its registrar and transfer agent. Shareholders who hold their Common Shares through an intermediary/broker and not in their own names ("Beneficial Shareholders") are not entitled, as such, to vote at the Meeting through a proxy. Regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Beneficial Shareholders should carefully follow the instructions of their intermediary/broker, including those on how and when voting instructions are to be provided, in order to have their Common Shares voted at the Meeting. Detailed information regarding the voting rights of Beneficial Shareholders is set out in "Voting of Common Shares - Advice to Beneficial Holders of Common Shares" below in this Information Circular.

Exercise of Discretion by Proxyholders

The management designees named in the accompanying form of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the directions of the Shareholder appointing them, on any ballot that may be called for the Meeting. In the absence of such directions, the Common Shares will be voted for: (a) the alteration of the Charter of the Company; (b) the ratification of an employment agreement for R. William Thornton; (c) the ratification of a US$0.10 private placement; (d) the ratification of a US$0.50 private placement; (e) the ratification of a 2006 stock option plan for employees and consultants who are resident in the United States; (f) the fixing of the number of directors at six (6); and (g) the election of Brian J. Evans and Dr. Gail Bloomer as directors, as described in this Information Circular. The accompanying form of Proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly be brought before the Meeting. As of the date hereof, management of the Company knows of no such amendments, variations or other matters to be brought before the Meeting.

Signing of Proxy

The form of Proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. A form of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Company).

Voting of Common Shares - Advice to Beneficial Holders of Common Shares

The information set out in this section is of significant importance to you if you do not hold Common Shares in your own name. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of Proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically prepares a machine-readable voting instruction form which is mailed to Beneficial Shareholders. You are asked to return the voting instruction forms to ADP, or otherwise communicate voting instructions to ADP (by way of telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote shares directly at the Meeting - the proxy must be returned to ADP (or instructions respecting the voting of shares otherwise communicated to ADP) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend the Meeting as a proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the form of Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

INFORMATION RESPECTING BROCKTON CAPITAL CORP.

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue an unlimited number of Common Shares without par value and 100,000,000 preferred shares without par value. As of the date hereof, a total of 38,262,500 Common Shares are issued and outstanding, each of which carries the right to one vote. No preferred shares are issued or outstanding.

Only registered Shareholders as of the close of business on January 18, 2007, the record date determined by the directors of the Company, are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the Company’s directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Company.

As of January 18, 2007 the total number of Common Shares owned or controlled by management and the directors of the Company and their associates and affiliates was 3,432,800 Common Shares, representing 8.97% of the issued and outstanding Common Shares.

Election Of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed. On December 21, 2006, the directors of the Company appointed an additional director, R. William Thornton. The board of directors of the Company currently consists of George T. Stapleton, II, George Orr, R. William Thornton and Brad Kitchen.

The number of directors of the Company is currently fixed at three. The Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at six.

The following table and the notes thereto set forth the names of the persons proposed to be nominated for election as directors and each person whose term in office as a director will continue after the Meeting:

Name and Municipality of Residence	Office Held and Period Served as a Director	Principal Occupation During the Last Five Years	Common Shares Beneficially Owned (1)
George T. Stapleton, II(2) Sugar Land, Texas, USA	President, Chief Executive Officer and Director since December 21, 2006	Director and officer of non-conventional oil and gas companies	500,000
George Orr(2) Surrey, British Columbia, Canada	Chief Financial Officer, Secretary and Treasurer since December 21, 2006	Director and officer of numerous public companies	Nil

R. William Thornton Calgary, Alberta, Canada	Director since December 21, 2006; Chief Operating Officer since January 1, 2007	Senior executive of companies focused on enhanced recovery of heavy oil	2,600,000
Brad Kitchen(2) Vancouver, British Columbia, Canada	Director since February 19, 2003	Corporate finance consultant to small to medium private and public companies	203,800
Brian J. Evans Calgary, Alberta, Canada	Proposed Nominee for Director	Executive director of the Werklund Group, a private investment group since August 2006 and prior to that, a partner with Miller Thomson LLP, a national law firm	Nil
Dr. Gail Bloomer Spring, Texas, USA	Proposed Nominee for Director	Geological advisor and development consultant regarding all types of oil fields	Nil

Notes:

(1)	Information as to Common Shares beneficially owned or controlled has been provided by the respective directors and nominees therefor.
(2)	Members of the Company’s audit committee.

Unless such authority is withheld, the management designees named in the accompanying form of Proxy intend to approve a resolution to set the number of directors at six (6) and to nominate for election, as directors, Brian J. Evans and Dr. Gail Bloomer. Management does not contemplate that any of the nominees will be unable to serve as a director.

The members of the Company’s audit committee are George T. Stapleton, II, George Orr and Brad Kitchen. George T. Stapleton, II is the Company’s President and Chief Executive Officer and George Orr is the Company's Chief Financial Officer, Secretary and Treasurer and are therefore not considered to be independent members of the audit committee. Brad Kitchen is considered to be an independent member. Each member of the audit committee is "financially literate" in accordance with Multilateral Instrument 52-110 Audit Committees.

The Company does not have an executive committee of its board of directors nor does it have a compensation committee.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders and Bankruptcies

Save as hereinafter disclosed, no director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or
(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director or proposed director of the Company has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Statement of Executive Compensation

The following table provides a summary of the compensation earned in respect of the last three financial years by any individual who:

(a)	served as Chief Executive Officer or Chief Financial Officer of the Company during the most recently completed financial year;
(b)

each of the most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers as at the end of the most recently completed financial year, and whose salary and bonus exceeds $150,000 per year; and

(c)

any additional individuals for whom disclosure would have been provided under (b) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year (each a "Named Executive Officer"):

Name and Principal Position	Year Ended	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options (1)/ SARs (2) Granted (#)	Shares or Units Subject to Resale Restrictions (#)	LTIP (3) Payouts (#)
Kevin R. Hanson(4) (former President and Chief Executive Officer)	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil(5) Nil(5) Nil(5)
Roy Brown(6) (former Chief Financial Officer and Secretary	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Brian Hanson(7) (former Secretary and Chief Financial Officer)	2006 2005 2004	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil

Notes:

(1)	"Options" includes all options, share purchase warrants and rights granted by the Company as compensation for employment services or office.
(2)

"SAR" or "stock appreciation right" means a right granted by the Company, as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s publicly traded securities.

(3)

"LTIP" or "long term incentive plan" means a plan that provides compensation intended to motivate performance over a period greater than one financial year, but does not include Option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(4)	Kevin Hanson resigned as President and Chief Executive Officer on December 21, 2006. George T. Stapleton, II was appointed as Chief Executive Officer and President on December 21, 2006.
(5)	The Company incurred the following expenses charged by Amisano Hanson, Chartered Accountants, being a partnership controlled by Kevin Hanson and Terry Amisano, two former directors of the Company:
	Years ended April 30,
	2006	2005	2004
Accounting fees	$8,797	$5,926	$16,109
Equipment rental	6,000	6,000	6,000
Office rent	9,000	9,000	9,000
Office supplies	3,000	3,000	3,000
	$26,797	$23,926	$34,109

(6)

Roy Brown resigned as Secretary and Chief Financial Officer on December 21, 2006. George Orr was appointed as Chief Financial Officer, Secretary and Treasurer on December 21, 2006. R. William Thornton was appointed as Chief Operating Officer on December 21, 2006.

(7)	Brian Hanson resigned as Secretary and Chief Financial Officer on November 15, 2004.
(8)	R. William Thornton was appointed as Chief Operating Officer as of January 1, 2007.

Long-Term Incentive Plan Awards

No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights

The Company did not grant Options or SARs to any of its Named Executive Officers during the Company’s most recently completed financial year. Subsequent to the most recently completed financial year: (a) 500,000 options (exercisable for Common Shares at US$0.10 per share for a period of five years) were issued to R. William Thornton on December 21, 2006; (b) 1,000,000 options (exercisable for Common Shares at US$0.50 per share for a period of four years) were issued to R. William Thornton on January 5, 2007; (c) 10,000,000 warrants (in respect of which 5,000,000 warrants are exercisable for Common Shares at US$0.10 per share if R. William Thornton brings a project of merit (i.e. a project with a potential economic value of at least US$10,000,000) to the directors of the Company within one year of the award of the warrants and in respect of which 5,000,000 warrants are exercisable for Common Shares at US$0.10 per share when the project reaches commercialization) were issued to Endurance Energy Consulting Ltd., a company that R. William Thornton jointly owns with his spouse, on December 21, 2006; and (d) although not Named Executive Officers during the Company's most recently completed financial year, each of George T. Stapleton, II and George Orr were issued 1,000,000 (exercisable for Common Shares at US$0.50 per share for a period of four years) on January 5, 2007.

No Options or SARS were exercised by Named Executive Officer’s during the Company’s most recently completed financial year. The financial year-end value of the unexercised Options or SARs on an aggregated basis is as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at April 30, 2006		Value of Unexercised in-the- money Options/SARs at April 30, 2006(2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Kevin R. Hanson(3) (former Chief Executive Officer and President	Nil	Nil	195,000	Nil	US$87,750	Nil
Roy Brown(4) (former Chief Financial Officer and Secretary)	Nil	Nil	Nil	Nil	Nil	Nil
Brian Hanson(5) (former Chief Financial Officer and Secretary)	Nil	Nil	10,000	Nil	US$4,500	Nil

Notes:

(1)

"Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2)

"in-the-money Options" means the excess of the market value of the Company’s shares on April 30, 2006 over the exercise price of the options. The Company’s shares trade on the Over the Counter Bulletin Board in the United States. There were no trades in the Company’s shares on April 30, 2006 and the last trade prior thereto was on April 28, 2006 at US$0.60 per share. Therefore, these calculations are based upon the trading price of US$0.60 per share.

(3)

Kevin Hanson resigned as President, Chief Executive Officer and a Director on December 21, 2006. George T. Stapleton, II was appointed as Chief Executive Officer, President and a Director on December 21, 2006. All of Kevin Hanson’s unexercised options have since expired.

(4)	Roy Brown resigned as Chief Financial Officer and Secretary on December 21, 2006.
(5)

Roy Brown resigned as Secretary and Chief Financial Officer on December 21, 2006. George Orr was appointed as Chief Financial Officer, Secretary, Treasurer and a Director on December 21, 2006. R. William Thornton was appointed as Chief Operating Officer and a Director on December 21, 2006. All of Brian Hanson’s unexercised options have since expired.

Defined Benefit or Actuarial Plans

The Company does not have in place any pension or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation).

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no subsidiaries.

Other than an Executive Employment Agreement with R. William Thornton (see "Executive Employment Agreement with R. William Thornton" below in this Information Circular), the Company has no employment contracts with Named Executive Officers.

Other than as provided in an Executive Employment Agreement with R. William Thornton, the Company does not have in place a plan whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that Named Executive Officer’s resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a change in Named Executive Officer’s responsibilities following such a change of control.

Compensation of Directors

No compensation was paid to any director of the Company for services rendered as directors during the Company’s most recently completed financial year.

Each of George T. Stapleton, II, R. William Thornton and George Orr, the directors appointed on December 21, 2006, have been awarded stock options under the Company’s stock option plan. On December 21, 2006, each of Messrs. Stapleton, Thornton and Orr received 500,000 options with an exercise price of US$0.10 per common share, which are exercisable for a period of five years. On December 21, 2006, Brad Kitchen, an existing director, was awarded 250,000 options with an exercise price of US$0.10 per common share, which are exercisable for a period of five years.

During the Company’s most recently completed financial year, there were no standard compensation arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the directors of the Company were compensated for services in their capacity as directors (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company, proposed nominees for election to the board of directors of the Company or any associates of the foregoing are or, at any time since the beginning of the most recently completed financial year, have been indebted to the Company. None of the directors’ or executive officers’ indebtedness to another entity is or, at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

Securities Authorized for Issuance under Equity Compensation Plans

The Company has implemented a stock option plan dated August 24, 2004 (the "2004 Plan"). Under the 2004 Plan, the board of directors is authorized to grant incentive stock options to certain directors, senior officers, employees and consultants of the Company entitling them to purchase Common Shares. The purpose of the 2004 Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, officers, consultants and employees, to reward those persons from time to tome for their contributions toward the long-term goals of the Company, and to enable and encourage such directors, officers, consultants and employees to acquire Common Shares as long-term investments. The 2004 Plan is administered by the Company’s Secretary at the discretion of the board of directors.

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	3,705,000	US$0.31	Nil
Equity compensation plans not approved by securityholders(1)	3,000,000	US$0.50	947,500
Total	6,705,000	US$0.40	947,500

Notes:

(1)

At the Meeting the Shareholders will be asked to ratify a new stock option plan (detailed information regarding which is set out in "2006 Stock Option Plan" below in this Information Circular under "Particulars of Matters to be Acted Upon").

A copy of the Plan is available for review at the registered offices of the Company, Suite 800, 885 West Georgia Street, Vancouver, British Columbia during normal business hours up to and including the date of the Meeting.

Auditor

Morgan & Company, Chartered Accountants, is the auditor of the Company.

Audit Committee Disclosure

Pursuant to Multilateral Instrument 52-110 Audit Committees, the Company has provided disclosure with respect to its audit committee in the management information circular for the annual and special general meeting of the shareholders of the Company held on October 20, 2006. Please refer to the management information circular for this information. The management information circular is available on SEDAR at www.sedar.com.

Corporate Governance Disclosure

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Company’s approach to corporate governance is set out below.

Board of Directors

Management is nominating two individuals to the Company’s board of directors, Brian J. Evans and Dr. Gail Bloomer, neither of whom are currently directors of the Company.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as "independent" directors under MI 52-110, which provides that a director is independent if he or she has no direct or indirect "material relationship" with the Company.

Of the current directors, Brad Kitchen is "independent" in that he is independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than the interests and relationships arising from shareholders. George T. Stapleton, II is the Chief Executive Officer of the Company, R. William Thornton is the Chief Operating Officer of the Company and George Orr is the Chief Financial Officer of the Company. As a result, neither George T. Stapleton, II, R. William Thornton, nor George Orr is independent.

Of the proposed nominees, none is an "insider" or management director (as a result of being an executive officer of the Company) and accordingly such persons are considered to be "independent" within the meaning of MI 52-110.

The board of directors does not currently have a Chair and does not consider that, at this stage of the Company’s development, it is necessary to have one.

Directorships

The following directors and proposed nominees for election as directors of the Company are directors of other reporting issuers:

George Orr is a director of Valcent Products Inc.; and

Brian J. Evans is a director of CCS Income Trust, CCS Inc. and Tusk Energy Corporation.

Orientation and Continuing Education

The board of directors does not have any formal policies with respect to the orientation of new directors nor does it take any measures to provide continuing education for the directors. At this stage of the Company’s development the board does not feel it necessary to have such policies or programs in place.

Ethical Business Conduct

To date, the board of directors has not adopted a formal written Code of Business Conduct and Ethics. However, the current limited size of the Company’s operations, and the small number of officers and consultants, allow the board of directors to monitor, on an ongoing basis, the activities of management and to ensure that the highest standard of ethical conduct is maintained. As the Company grows in size and scope, the board of directors anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Nomination and Assessment

The board of directors selects new nominees for election to the board from those persons recruited by the current directors. The recruitment process involves both formal and informal discussions among board members and the Chief Executive Officer. The board monitors, but does not formally assess, the performance of individual directors and their contributions.

The board of directors does not, at present, have a formal process in place for assessing the effectiveness of the board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Company’s size and its stage of development, the board considers a formal assessment process to be inappropriate at this time.

Compensation

The quantity and quality of the board of directors compensation is reviewed on an annual basis. At present, the board is satisfied that the current compensation arrangements, which currently consist solely of incentive stock options, adequately reflect the responsibilities and risks involved in being an effective director of the Company. The number of options to be granted is determined by the board of directors as a whole, which allows the independent directors to have input into compensation decisions. At this time, the Company does not believe its size and limited scope of operations requires a formal compensation committee.

Other Board Committees

At the present time, the only standing committee is the audit committee. The written charter of the audit committee, as required by MI 52-110 Audit Committees, is contained in Schedule "A" to this Information Circular. As the Company grows, and its operations and management structure became more complex, the board of directors expects it will constitute formal standing committees, such as a corporate governance committee, a compensation committee and a nominating committee, and will ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Interest of Certain Persons or Companies in Matters to be Acted Upon

R. William Thornton has a material interest in connection with the executive employment agreement entered into between the Company and himself. This proposed transaction as well as the interests of the informed persons in this transaction is described in "Particulars of Matters to be Acted Upon" below in this Information Circular. Other than as disclosed in that section or elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a)	any director or senior officer of the Company since the beginning of the Company’s last completed financial year;

(b)	each proposed nominee for election as a director of the Company; and
(c)	any associate or affiliate of any of the foregoing persons.

Interest of Informed Persons in Material Transactions

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction of Common Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Common Shares outstanding (an "Insider"); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Common Shares.

Management Contracts

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

The following is only a summary of the matters to be acted upon at the Meeting and the agreements entered into in respect thereof and is qualified in its entirety by the terms and conditions contained in the various agreements referenced below, copies of which can be examined or copies obtained thereof (free of charge) from the Company’s office at Suite 403, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1, Tel: (604) 737-1015, until the completion of the various transactions proposed in respect of the matters and for 30 days following the various transactions.

Alterations to the Charter

Removal of Pre-Existing Company Provisions

The Business Corporations Act (British Columbia) (sometimes referred to herein as the "New Act") came into force on March 29, 2004. As a result, the Company Act (British Columbia) was repealed, and the Company became a "pre-existing company" subject to the provisions of the New Act and the "Pre-Existing Company Provisions" set out in Table 3 to the Business Corporations Regulation (British Columbia). A copy of the Pre-Existing Company Provisions may be viewed during normal business hours at the office of the Company’s solicitors, Clark Wilson LLP, at 800 – 885 West Georgia Street, Vancouver, British Columbia.

The Pre-Existing Company Provisions carry over certain requirements that the Company was subject to under the former Company Act (British Columbia). For example, they provide that the majority of votes required for a pre-existing company to pass a special resolution at a general meeting of shareholders is 3/4 of the votes cast on that resolution. In order to take full advantage of the flexibility offered by the Business Corporations Act (British Columbia), the Company’s shareholders will be asked to adopt a special resolution authorizing the alteration of the Notice of Articles to remove the application of the Pre-Existing Company Provisions.

Replacement of Corporate Articles

The Company proposes to amend its Charter to delete and cancel the existing articles of the Company and to replace them in their entirety with the proposed articles attached as Schedule "B" hereto.

The differences between the proposed articles and the existing articles of the Company include:

9.	references to the term "member" have been replaced with the term "shareholder";
10.	references to the term "Company Act" have been replaced with the term "Business Corporations Act";
11.	references to the pro rata rights of existing shareholders (which were not applicable to the Shareholders, as the Company is a reporting issuer) have been removed;
12.	the requirement that the directors consent to any transfer of shares (which was not applicable, as the Company is a reporting issuer) has been removed;
13.	the quorum for the transaction of business at a meeting of shareholders has been increased from one to two, provided that if there is only one shareholder, quorum will be one;
14.	the right of a shareholder or proxyholder who is entitled to participate in a meeting of shareholders by telephone or other communications medium has been provided; and
15.	the level of shareholder approval required to pass a special resolution at a meeting of shareholders is determined at 2/3 of the votes cast.

The Company’s board of directors has concluded that the removal of the Pre-Existing Company Provisions and the replacement of the Company's articles is in the best interests of the Shareholders.

In accordance with the provisions of the Business Corporations Act (British Columbia), because the Company is a pre-existing company under the New Act, the removal of the Pre-Existing Company Provisions and the replacement of the Company's articles requires approval by no less than 3/4 of the votes cast at the Meeting on the resolutions approving the removal of the Pre-Existing Company Provisions and the replacement of the Company's articles.

The Shareholders of the Company will be asked to approve the following resolutions which authorize the removal of the Pre-Existing Company Provisions and the replacement of the Company's articles:

"WHEREAS:

A.

The notice of articles of the Company contains a statement that the Pre-Existing Company Provisions (being those provisions set out in Table 3 of the Regulation under the Business Corporations Act (British Columbia)) apply to the Company;

B.	It is expedient for the Company to alter its notice of articles to remove the application of the Pre-Existing Company Provisions; and
C.

It is expedient that the articles of the Company be replaced, effective immediately after the alteration of notice of articles of the Company to remove the application of the Pre-Existing Company Provisions;

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

Removal of Pre-Existing Company Provisions

1.	The notice of articles of the Company be altered to remove the application of the Pre-Existing Company Provisions;
2.

The alteration of the notice of articles of the Company referred to in paragraph (1) will take effect on the date and time that the notice of alteration is filed with the British Columbia Registrar of Companies;

Replacement of Articles

3.	The articles of the Company be altered by deleting and cancelling its existing articles and creating and adopting the articles set out in Schedule A as the articles of the Company; and
4.

The alteration of the articles of the Company pursuant to paragraph (3) will take effect immediately after the alteration of the notice of articles of the Company referred to in paragraph (1) takes effect."

Ratification of Executive Employment Agreement with R. William Thornton

The Company has entered into an executive employment agreement made effective as of December 15, 2006 (the "Employment Agreement") with R. William Thornton ("Thornton"). The Employment Agreement provides that, as of January 1, 2007, Thornton will be employed as the Chief Operating Officer of the Company and its affiliates and associates and will be nominated to sit on the board of directors of the Company.

Compensation

Thornton will receive an annual salary in the amount of $250,000 and will be eligible to participate in the corporate executive level bonus programs as promulgated by the board of directors from time to time. Upon the execution of the Employment Agreement, the Company paid to Thornton, as a signing bonus, the amount of US$250,000. Upon the execution of the Employment Agreement, the Company also issued to Thornton 1,000,000 Common Share options with an exercise price of US$0.50 per Common Share under the terms and conditions of the Company’s stock option plan. The Company also issued to Thornton, in his position as a director of the Company, 500,000 Common Share options with an exercise price of US$0.10 per Common Share under the terms and conditions of the Company’s stock option plan. During the term of the Employment Agreement, Thornton is eligible for additional Common Share options. The Company will reimburse Thornton for all reasonable travelling and other expenses actually and properly incurred by him in connection with his duties under the Employment Agreement. In addition, Thornton will be entitled to the use of a laptop, cell phone and Blackberry and coverage under Directors and Officers Liability Insurance and Errors and Omission Insurances (with a minimum cover of at least $2,000,000 per occurrence), all at the Company’s expense. Finally, Thornton is entitled to five weeks paid annual vacation.

Termination

The Employment Agreement is of an indefinite period, but may be terminated by Thornton or the Company upon certain events. The Employment Agreement may be terminated by Thornton for any reason upon 30 days written notice and by reason of constructive dismissal. The Employment Agreement may be terminated by the Company for just cause and for any reason whatsoever, provided such termination is approved beforehand by the board of directors. If Thornton’s employment is terminated for just cause or by Thornton without constructive dismissal, the Company will pay to Thornton the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements. If Thornton’s employment is terminated by the Company without just cause or by Thornton for constructive dismissal, then in addition to the foregoing amounts, Thornton will receive a severance payment in the amount of one years annual salary and the sum of $10,000 less applicable withholdings and deductions, in respect of the lost benefits (collectively, the "Termination Payment") and notwithstanding any provisions of the Company’s stock plan, all Common Share options held by Thornton will automatically vest.

Additionally, in the event of a change of control of the Company, the Company and/or Thornton may terminate Thornton’s employment with the Company. On which event, the Company will pay to Thornton the Termination Payment.

Pursuant to the provisions of the articles of the Company, the board of directors has approved the execution and delivery of the Employment Agreement. R. William Thornton, one of the parties to the Employment Agreement, declared his interest in the transaction and abstained from voting on the resolution passed by the board of directors approving the Employment Agreement.

The Shareholders will be asked to approve the following resolutions which ratify the Employment Agreement and which ratify and approve the actions of the directors in respect thereof:

"BE IT RESOLVED THAT:

1.

The executive employment agreement made effective as of December 15, 2006 (the "Employment Agreement") with R. William Thornton in respect of Mr. Thornton’s employment as the Chief Operating Officer of the Company and its affiliates and associates be, and is hereby, ratified; and

2.	All previous actions by the directors and officers of the Company in connection with the Employment Agreement be, and are hereby, confirmed, ratified and approved."

The ratification of the Employment Agreement is not required to be submitted to a vote of the Shareholders. Nevertheless, the board of directors has decided to submit it to the Shareholders to demonstrate the board’s commitment to transparency in the corporate decision making process. If the Employment Agreement is not ratified by the Shareholders, the board of directors will not take any action to terminate the Employment Agreement, as it has already been executed and delivered by the Company.

Ratification of Private Placement at US$0.10

On December 18, 2006, the Company completed a private placement financing of 23,500,000 Common Shares at a price of US$0.10 per Common Share for aggregate proceeds of US$2,350,000 (in this section, the "Private Placement"). The Company issued the 23,500,000 Common Shares to 42 investors in reliance upon exemptions from the registration and prospectus requirements provided in National Instrument 45-106 Prospectus and Registration Exemptions adopted by the British Columbia Securities Commission, and: (a) Regulation S and/or Section 4(2) of the United States Securities Act of 1933, as amended, or (b) Rule 506 of Regulation D and/or Section 4(2) of the United States Securities Act of 1933, as amended.

The financing was arranged to provide the Company with working capital to: (a) evaluate and pursue new business opportunities, more profitable than the Company's former electronic products licensing business; and (b) sustain its current operations.

The securities offered in the Private Placement were not registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the United States Securities Act of 1933.

Pursuant to provisions of the articles of the Company, the board of directors has approved and authorized the Private Placement and the transactions contemplated thereby.

The Shareholders will be asked to approve the following resolutions which ratify the Private Placement and which ratify and approve the actions of the directions in respect thereof:

"BE IT RESOLVED THAT:

1.

The December 18, 2006 private placement financing of 23,500,000 common shares at a price of US$0.10 per common share for aggregate proceeds of US$2,350,000 (the "Private Placement") be, and is hereby, ratified; and

2.	All previous actions by the directors and officers of the Company in connection with the Private Placement be, and are hereby, confirmed, ratified and approved."

The ratification of the Private Placement is not required to be submitted to a vote of the Shareholders. Nevertheless, the board of directors has decided to submit it to the Shareholders to demonstrate the board’s commitment to transparency in the corporate decision making process. If the Private Placement is not ratified by the Shareholders, the board of directors will not take any action to terminate the Private Placement, as the Private Placement has already closed.

Ratification of Private Placement at US$0.50

On January 5, 2007, the Company completed a private placement financing of 8,425,000 units, at a price of US$0.50 per unit, for aggregate proceeds of US$4,212,500 (in this section, the "Private Placement"). Each unit consists of one Common Share and one-half of one Common Share purchase warrant, with each whole warrant entitling the holder thereof to purchase an additional Common Share at an exercise price of US$1.00 for a period of one year following the close of the Private Placement. The Company issued the 8,425,000 units to 142 investors in reliance upon exemptions from the registration and prospectus requirements provided in National Instrument 45-106 adopted by the British Columbia Securities Commission, and: (a) Regulation S and/or Section 4(2) of the United States Securities Act of 1933, as amended, or (b) Rule 506 of Regulation D and/or Section 4(2) of the United States Securities Act of 1933, as amended.

The financing has been arranged to provide the Company with working capital to: (a) establish an operations base in Calgary, Alberta; and (b) investigate, conduct due diligence and pursue the recently announced non-conventional oil and gas opportunities in the United States.

The securities offered in the Private Placement were not registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the United States Securities Act of 1933.

Pursuant to provisions of the articles of the Company, the board of directors has approved and authorized the Private Placement and the transactions contemplated thereby.

The Shareholders will be asked to approve the following resolutions which ratify the Private Placement and which ratify and approve the actions of the directions in respect thereof:

"BE IT RESOLVED THAT:

1.

The January 5, 2007 private placement financing of 8,425,00 units (each consisting of one common share in the capital of the Company and one-half of one common share purchase warrant, with each whole warrant entitling the holder thereof to purchase an additional common share in the capital of the Company at an exercise price of US$1.00 for a period of one year following the close of the private placement) at a price of US$0.50 per common share for aggregate proceeds of US$4,200,000 (the "Private Placement") be, and is hereby, ratified; and

2.	All previous actions by the directors and officers of the Company in connection with the Private Placement be, and are hereby, confirmed, ratified and approved."

The ratification of the Private Placement is not required to be submitted to a vote of the Shareholders. Nevertheless, the board of directors has decided to submit it to the Shareholders to demonstrate the board’s commitment to transparency in the corporate decision making process. If the Private Placement is not ratified by the Shareholders, the board of directors will not take any action to terminate the Private Placement, as the Private Placement has already closed.

Ratification of 2007 Stock Option Plan

The board of directors seeks Shareholder ratification of a stock option plan dated January 5, 2007 (the "2007 Plan"), substantially in the form attached as Schedule "C" hereto.

The purpose of the 2007 Plan is to retain the services of valued key employees and consultants of the Company and such other persons as the plan administrator shall select, who are resident in the United States, and to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the plan administrator.

The material terms of the 2007 Plan are as follows:

Number of Shares Reserved

The number of Common Shares reserved for issuance under the US Plan is 20% of the issued and outstanding Common Shares from time to time less the number of options granted under the 2004 Plan.

Administration

The 2007 Plan is to be administered by the board of directors of the Company, except that the board of directors may, in its discretion, establish a committee composed of two or more members of the board or two or more other persons to administer the 2007 Plan.

Eligible Persons

Incentive Stock Options (options which qualify under Section 422 of the Internal Revenue Code of 1986 (US) (the "Code")) may be granted to any individual who, at the time the option is granted, is resident in the United States and who is an employee of the Company or any Related Corporation (defined as any corporation (other than the Company) that is a "Parent Corporation" of the Company or "Subsidiary Corporation" of the Company, as those terms are defined in Sections 424(e) and 424(f), respectively, of the Code).

Non-Qualified Stock Options (options that do not qualify under Section 422 of the Code) may be granted to employees and to such other persons who are not employees as the plan administrator shall select, subject to any applicable laws.

Options may be granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization between such other corporation and the Company or any subsidiary of the Company. Options also may be granted in exchange for outstanding options.

Board Discretion

The 2007 Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable and other terms and conditions relating to such options will be determined by the board of directors of the Company or any committee to which such authority is delegated by the board from time to time.

Maximum Term of Options

Options granted under the 2007 Plan will be for a term not exceeding ten years from the date of grant.

No Assignment

The options may not be assigned or transferred.

Exercise Price

The exercise price of the options will be determined by the plan administrator in compliance with applicable laws, including the rules of an applicable stock exchange or national market system.

Termination of Plan

The 2007 Plan will terminate when all of the options, available for grant thereunder, have been granted or when the 2007 Plan is otherwise terminated by the Company. Any options outstanding when the 2007 Plan is terminated will remain in effect until they are exercised or expire.

Pursuant to provisions of the articles of the Company, the board of directors has adopted the 2007 Plan and the transactions contemplated thereby.

The Shareholders will be asked to approve the following resolutions which ratify the 2007 Plan and which ratify and approve the actions of the directions in respect thereof:

"BE IT RESOLVED THAT:

1.	The Company's stock option plan dated January 5, 2007 (the "2007 Plan") be, and is hereby, ratified;
2.

The board of directors be authorized to grant options under and subject to the terms and conditions of the 2007 Plan which may be exercised to purchase up to 20% of the issued and outstanding common shares in the capital of the Company from time to time less the number of options granted under the stock option plan of the Company dated August 24, 2004;

3.

All previous actions by the directors and officers of the Company in connection with the 2007 Plan, including, but not limited to, any options issued by the directors prior to the ratification of the 2007 Plan by the Shareholders, be, and are hereby, confirmed, ratified and approved; and

4.

The directors and officers of the Company be authorized to directed to perform such acts and deeds and things and to execute all such documents, agreements and other writings as may be required to give effect to the true intent of the above resolutions."

The ratification of the 2007 Plan is not required to be submitted to a vote of Shareholders. Nevertheless, the board of directors has decided to submit it to the Shareholders to demonstrate the board’s commitment to transparency in the corporate decision making process. If the 2007 Plan is not ratified by the Shareholders, the board of directors will not take any action to terminate the 2007 Plan, as it has already been approved and adopted by the board and options issued pursuant thereto.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company at its office at Suite 403, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1, Tel: (604) 737-1015 to request copies of the Company’s financial statements and the related Management’s Discussion and Analysis (the "MD&A"). Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice. If any other matter properly comes before the Meeting, it is the intention of the management designees to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies, has been authorized by the board of directors of the Company.

DATED at Vancouver, British Columbia, this 18th day of January, 2007.

BY ORDER OF THE BOARD OF THE DIRECTORS

/s/ George T. Stapleton, II

George T. Stapleton, II

President, Chief Executive Officer and Director

SCHEDULE A

BROCKTON CAPITAL CORP.

(the "Company")

AUDIT COMMITTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a)	review and report to the board of directors of the Company on the following before they are published:
(i)	the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;
(ii)	the auditor’s report, if any, prepared in relation to those financial statements,
(b)	review the Company’s annual and interim earnings press releases before the Company publicly discloses this information,
(c)

satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures,

(d)	recommend to the board of directors:
(i)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and
(ii)	the compensation of the external auditor,
(e)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f)

monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(g)	monitor the management of the principal risks that could impact the financial reporting of the Company,
(h)	establish procedures for:
(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,
(i)	pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor,
(j)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and
(k)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee will be composed of 3 directors from the Company’s board of directors, a majority of whom will be independent. Independence of the Board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with the Company which, in the view of the board of directors, could reasonably interfere with the exercise of a member’s independent judgment.

All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

A-1

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditor and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

(a)	reporting to the board of directors on the proceedings of each committee meeting and on the committee’s recommendations at the next regularly scheduled directors’ meeting; and
(b)	reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company.

A-2

SCHEDULE B

Incorporation No. BC0600967

BUSINESS CORPORATIONS ACT

ARTICLES

OF

BROCKTON CAPITAL CORP.

(the “Company”)

PART 1 - INTERPRETATION

1.1	Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise:

“adjourned meeting” means the meeting to which a meeting is adjourned under Article 8.7 or 8.11;

“board” and “directors” mean the directors or sole director of the Company for the time being;

“Business Corporations Act” means the Business Corporations Act, S.B.C. 2002, c.57, and includes its regulations;

“Interpretation Act” means the Interpretation Act, R.S.B.C. 1996, c. 238;

“trustee”, in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

1.2	Business Corporations Act definitions apply

The definitions in the Business Corporations Act apply to these Articles.

1.3	Interpretation Act applies

The Interpretation Act applies to the interpretation of these Articles as if these Articles were an enactment.

1.4	Conflict in definitions

If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles.

1.5	Conflict between Articles and legislation

If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2 - SHARES AND SHARE CERTIFICATES

2.1	Form of share certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.2	Right to share certificate

Each shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series of shares held by the shareholder.

2.3	Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

2.4	Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit,

(a)	order the certificate to be cancelled, and
(b)	issue a replacement share certificate.
2.5	Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive

(a)	proof satisfactory to them that the certificate is lost, stolen or destroyed, and
(b)	any indemnity the directors consider adequate.

B-1

2.6	Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate, so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.

PART 3 - ISSUE OF SHARES

3.1	Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

3.2	Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person’s interests in or rights to a share unless that person is the shareholder of the share.

PART 4 - SHARE TRANSFERS

4.1	Recording or registering transfer

A transfer of a share of the Company must not be registered

(a)	unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate representing the share to be transferred has been surrendered and cancelled, or
(b)	if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.
4.2	Form of instrument of transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

4.3	Signing of instrument of transfer

If a shareholder, or his or her duty authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer,

(a)	in the name of the person named as transferee in that instrument of transfer, or
(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.
4.4	Enquiry as to title not required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

4.5	Transfer fee

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

PART 5 - ACQUISITION OF SHARES

5.1	Company authorized to purchase shares

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, purchase or otherwise acquire any of its shares.

5.2	Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares by way of gift or for cancellation.

5.3	Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the Business Corporations Act.

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PART 6 - BORROWING POWERS

6.1	Powers of directors

The directors may from time to time on behalf of the Company

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,
(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such other terms as they consider appropriate,

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person, and
(d)	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

PART 7 - GENERAL MEETINGS

7.1	Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

7.2	When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 7.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

7.3	Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

7.4	Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;
(b)	otherwise, 10 days.
7.5	Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;
(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.6	Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.7	Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice

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of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

7.8	Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 8.1, the notice of meeting must:

(a)	state the general nature of the special business; and
(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and
(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 8 - PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

8.1	Special business

At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;
(b)	at an annual general meeting, all business is special business except for the following:
(i)	business relating to the conduct of or voting at the meeting;
(ii)	consideration of any financial statements of the Company presented to the meeting;
(iii)	consideration of any reports of the directors or auditor;
(iv)	the setting or changing of the number of directors;
(v)	the election or appointment of directors;
(vi)	the appointment of an auditor;
(vii)	the setting of the remuneration of an auditor;
(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;
(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.
8.2	Special majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

8.3	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting.

8.4	One shareholder may constitute quorum

If there is only one shareholder entitled to vote at a meeting of shareholders,

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and
(b)	that shareholder, present in person or by proxy, may constitute the meeting.
8.5	Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

8.6	Requirement of quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

8.7	Lack of quorum

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present,

(a)	in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved, and

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(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.
8.8	Lack of quorum at succeeding meeting

If, at the meeting to which the first meeting referred to in Article 8.7 was adjourned, a quorum is not present within 1/2 hour from the time set for the holding of the meeting, the persons present and who are, or who represent by proxy, shareholders entitled to attend and vote at the meeting constitute a quorum.

8.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any;
(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.
8.10	Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting. If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

8.11	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

8.12	Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

8.13	Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

8.14	Manner of taking a poll

Subject to Article 8.15, if a poll is duly demanded at a meeting of shareholders,

(a)	the poll must be taken
(i)	at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and
(ii)	in the manner, at the time and at the place that the chair of the meeting directs,
(b)	the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded, and
(c)	the demand for the poll may be withdrawn.
8.15	Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

8.16	Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

8.17	Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

8.18	Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

8.19	Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

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8.20	Chair has no second vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

8.21	Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

8.22	Meetings by telephone or other communications medium

A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in this Section shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting of shareholders in a manner contemplated by this Section,

(a)	each such shareholder or proxy holder shall be deemed to be present at the meeting, and
(b)	the meeting shall be deemed to be held at the location specified in the notice of the meeting.

PART 9 - VOTES OF SHAREHOLDERS

9.1	Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 9.3,

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and
(b)

on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

9.2	Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

9.3	Votes by joint shareholders

If there are joint shareholders registered in respect of any share,

(a)	any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or
(b)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

9.4	Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 9.3, deemed to be joint shareholders.

9.5	Representative of a corporate shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and,

(a)	for that purpose, the instrument appointing a representative must
(i)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii)	be provided, at the meeting, to the chair of the meeting, and
(b)	if a representative is appointed under this Article 9.5,
(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

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(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.
9.6	When proxy provisions do not apply

Articles 9.7 to 9.13 do not apply to the Company if and for so long as it is a public company.

9.7	Appointment of proxy holder

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

9.8	Alternate proxy holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

9.9	When proxy holder need not be shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if

(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 9.5,
(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting, or
(c)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

9.10	Form of proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints ....................................... or, failing that person, ......................................., as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this .......... day of .............................................., .................

...............................................................

Signature of shareholder

9.11	Provision of proxies

A proxy for a meeting of shareholders must

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, 2 business days, before the day set for the holding of the meeting, or

(b)	unless the notice provides otherwise, be provided at the meeting to the chair of the meeting.
9.12	Revocation of proxies

Subject to Article 9.13, every proxy may be revoked by an instrument in writing that is

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or
(b)	provided at the meeting to the chair of the meeting.
9.13	Revocation of proxies must be signed

An instrument referred to in Article 9.12 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee;
(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 9.5.
9.14	Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received

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(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or
(b)	by the chair of the meeting, before the vote is taken.
9.15	Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 10 - DIRECTORS

10.1	First directors; number of directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 11.8, is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors;
(b)	if the Company is a public company, the greater of three and the number most recently established:
(i)	by ordinary resolution (whether or not previous notice of the resolution was given); and
(ii)	under Article 11.4;
(c)	if the Company is not a public company, the number most recently established:
(i)	by ordinary resolution (whether or not previous notice of the resolution was given); and
(ii)	under Article 11.4.
10.2	Change in number of directors

If the number of directors is set under Articles 10.1(b)(i) or 10.1(c)(i):

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;
(b)

if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

10.3	Directors’ acts valid despite vacancy

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

10.4	Qualifications of directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

10.5	Remuneration of directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director’s capacity as an officer or employee of the Company.

10.6	Reimbursement of expenses of directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

10.7	Special remuneration for directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

10.8	Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

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PART 11 - ELECTION AND REMOVAL OF DIRECTORS

11.1	Election at annual general meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 7.2:

(a)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.
11.2	Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;
(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or
(c)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.
11.3	Failure to elect or appoint directors

If:

(a)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 7.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 7.2, to elect or appoint any directors;

then each director in office at such time continues to hold office until the earlier of:

(c)	the date on which his or her successor is elected or appointed; and
(d)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.
11.4	Places of retiring directors not filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to fill the vacancies in the number of directors set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

11.5	Directors may fill casual vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

11.6	Remaining directors’ power to act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the Business Corporations Act.

11.7	Shareholders may fill vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

11.8	Additional directors

Notwithstanding Articles 10.1 and 10.2, between annual general meetings or unanimous resolutions contemplated by Article 7.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 11.8 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

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(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 11.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 11.1(a), but is eligible for re-election or re-appointment.

11.9	Ceasing to be a director

A director ceases to be a director when:

(a)	the term of office of the director expires;
(b)	the director dies;
(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or
(d)	the director is removed from office pursuant to Articles 11.10 or 11.11.
11.10	Removal of director by shareholders

The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy. If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

11.11	Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 12 - PROCEEDINGS OF DIRECTORS

12.1	Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

12.2	Chair of meetings

Meetings of directors are to be chaired by

(a)	the chair of the board, if any,
(b)	in the absence of the chair of the board, the president, if any, if the president is a director, or
(c)	any other director chosen by the directors if
(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,
(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting, or
(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.
12.3	Voting at meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

12.4	Meetings by telephone or other communications medium

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 12.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

12.5	Who may call extraordinary meetings

A director may call a meeting of the board at any time. The secretary, if any, must on request of a director , call a meeting of the board.

12.6	Notice of extraordinary meetings

Subject to Articles 12.7 and 12.8, if a meeting of the board is called under Article 12.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors

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(a)	by mail addressed to the director’s address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose,
(b)	by leaving it at the director’s prescribed address or at any other address provided to the Company by the director for this purpose, or
(c)	orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.
12.7	When notice not required

It is not necessary to give notice of a meeting of the directors to a director if

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed, or
(b)	the director has filed a waiver under Article 12.9.
12.8	Meeting valid despite failure to give notice

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

12.9	Waiver of notice of meetings

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

12.10	Effect of waiver

After a director files a waiver under Article 12.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

12.11	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

12.12	If only one director

If, in accordance with Article 10.1, the number of directors is one, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

PART 13 - COMMITTEES OF DIRECTORS

13.1	Appointment of committees

The directors may, by resolution,

(a)	appoint one or more committees consisting of the director or directors that they consider appropriate,
(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except
(i)	the power to fill vacancies in the board,
(ii)	the power to change the membership of, or fill vacancies in, any committee of the board, and
(iii)	the power to appoint or remove officers appointed by the board, and
(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.
13.2	Obligations of committee

Any committee formed under Article 13.1, in the exercise of the powers delegated to it, must

(a)	conform to any rules that may from time to time be imposed on it by the directors, and
(b)	report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.
13.3	Powers of board

The board may, at any time,

(a)	revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding,
(b)	terminate the appointment of, or change the membership of, a committee, and
(c)	fill vacancies in a committee,
13.4	Committee meetings

Subject to Article 13.2(a),

(a)	the members of a directors’ committee may meet and adjourn as they think proper,
(b)

a directors’ committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for

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holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting,

(c)	a majority of the members of a directors’ committee constitutes a quorum of the committee, and
(d)

questions arising at any meeting of a directors’ committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

PART 14 - OFFICERS

14.1	Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary, and none of the individuals appointed as officers need be a member of the board.

14.2	Functions, duties and powers of officers

The board may, for each officer,

(a)	determine the functions and duties the officer is to perform,
(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit, and
(c)	from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.
14.3	Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

PART 15 - CERTAIN PERMITTED ACTIVITIES OF DIRECTORS

15.1	Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

15.2	No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

15.3	Professional services by director or officer

Subject to compliance with the provisions of the Business Corporations Act, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

15.4	Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

PART 16 - INDEMNIFICATION

16.1	Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act.

16.2	Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 16.1.

PART 17 - AUDITOR

17.1	Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company.

17.2	Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the

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appointment of an auditor. Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the Business Corporations Act, and is effective for one financial year only.

PART 18 - DIVIDENDS

18.1	Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

18.2	No notice required

The directors need not give notice to any shareholder of any declaration under Article 18.1.

18.3	Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

18.4	Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

18.5	Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

18.6	Dividend bears no interest

No dividend bears interest against the Company.

18.7	Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

18.8	Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed

(a)	subject to paragraphs (b) and (c), to the address of the shareholder,
(b)	subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares, or
(c)	to the person and to the address as the shareholder or joint shareholders may direct in writing.
18.9	Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART 19 - ACCOUNTING RECORDS

19.1	Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Corporations Act.

PART 20 - EXECUTION OF INSTRUMENTS

20.1	Who may attest seal

The Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of

(a)	any 2 directors,
(b)	any officer, together with any director,
(c)	if the Company has only one director, that director, or
(d)	any one or more directors or officers or persons as may be determined by resolution of the directors.
20.2	Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 20.1, may be attested by the signature of any director or officer.

20.3	Execution of documents not under seal

Any instrument, document or agreement for which the seal need not be affixed may be executed for and on behalf of and in the name of the Company by any one director or officer of the Company, or by any other person appointed by the directors for such purpose.

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PART 21 - NOTICES

21.1	Method of giving notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:
(i)	for a record mailed to a shareholder, the shareholder’s registered address;
(ii)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the mailing address of the intended recipient;
(b)	delivery at the applicable address for that person as follows, addressed to the person:
(i)	for a record delivered to a shareholder, the shareholder’s registered address;
(ii)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the delivery address of the intended recipient;
(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;
(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;
(e)	physical delivery to the intended recipient.
21.2	Deemed receipt of mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 21.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

21.3	Certificate of sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 21.1, prepaid and mailed or otherwise sent as permitted by Article 21.1 is conclusive evidence of that fact.

21.4	Notice to joint shareholders

A notice, statement, report or other record may be provided by the Company to the joint registered shareholders of a share by providing the notice to the joint registered shareholder first named in the central securities register in respect of the share.

21.5	Notice to trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:
(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and
(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or
(b)

if an address referred to in Article 21.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 22 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE

COMMON SHARES WITHOUT PAR VALUE (THE "COMMON SHARES")

22.1	The Common Shares will have the following special rights and restrictions:
(a)	The holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders of the Company, and to cast one vote for each such share held.
(b)

The holders of the Common Shares are entitled to receive, and the Company must pay non-cumulative cash dividends in the amount or amounts as may be declared by the directors in their absolute discretion from time to time.

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(c)

Subject to the prior rights of the holders of the Preferred Shares, in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, each holder of the Common Shares will be entitled to participate equally with all other holders of Common Shares in the distribution of the Company’s assets pursuant to the liquidation, dissolution or winding-up.

PART 23 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO

THE PREFERRED SHARES WITHOUT PAR VALUE

(THE "PREFERRED SHARES")

The Preferred Shares will have the following special rights and restrictions:

23.1	Issuable in Series

The Preferred Shares may be issued from time to time in one or more series. The directors may from time to time by resolution passed before the issue of any Preferred Shares of a particular series alter the Notice of Articles of the Company to fix the number of Preferred Shares in, and to determine the designation of the Preferred Shares of, that series and alter these articles to create, define and attach special rights and restrictions including, without limitation:

(a)

the rate, amount or method of calculation of any dividends, and whether such rate, amount or method of calculation is subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment and the date or dates from which any such dividends accrue, provided always that dividends on each series of Preferred Shares shall be non-cumulative;

(b)	any right of Redemption or purchase and the redemption or purchase prices and terms and conditions of any such right;
(c)	any right of retraction vested in the holders of Preferred Shares of such series and the prices and terms and conditions of any such right,
(d)	any rights upon dissolution, liquidation or winding-up of the Company;
(e)	any voting rights; and
(f)	any other provisions attaching to any such series of Preferred Shares.
23.2	Priority

No special rights or restrictions attached to any series of Preferred Shares may confer upon the shares of such series a priority in respect of dividends or distribution of assets or return of capital in the event of the liquidation, dissolution or winding-up of the Company over the shares of any other series of Preferred Shares. The Preferred Shares of each series will, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series and be entitled to a preference and priority over the Common Shares and over any other shares of the Company ranking junior to the Preferred Shares.

23.3	Notices and Voting

Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors in accordance with subsection 23.1 of the special rights and restrictions attaching to the Preferred Shares, the holders of a series of Preferred Shares will not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Company and will not be entitled to vote at any such meeting (except where holders of a specified class or series of shares are entitled to vote separately as a class as provided in the Business Corporations Act). Notwithstanding the aforesaid restrictions, conditions or prohibitions on the right to vote, the holders of a series of the Preferred Shares are entitled to notice of meetings of shareholders called for the purpose of authorizing the winding-up or dissolution of the Company or the sale, lease or exchange of all or substantially all the property of the Company other than in the ordinary course of business of the Company under section 126 of the Business Corporations Act, as such section may be amended from time to time.

23.4	Purchase for Cancellation

Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors in accordance with subsection 23.1 of the special rights and restrictions attaching to the Preferred Shares, the Company may at any time or from time to time purchase for cancellation the whole or any part of the Preferred Shares outstanding at such time at the lowest price at which, in the opinion of the directors, such shares are then obtainable but such price or prices will not in any case exceed the redemption price current at the time of purchase for the shares of the particular series purchased plus costs of purchase together with all declared but unpaid dividends. Subject to compliance with the requirements of the Business Corporations Act, in the case of the purchase for cancellation by private contract, the

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Company is not required to purchase Preferred Shares from all holders or series of Preferred Shares or to offer to purchase the shares of any other class or any series of shares before proceeding to purchase from any one holder of Preferred Shares nor is it required to make purchases from holders of Preferred Shares on a pro rata basis.

23.5	Redemption
(a)

Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors in accordance with subsection 23.1 of the special rights and restrictions attaching to the Preferred Shares, the Company may, at its option, redeem all or from time to time any part of the outstanding Preferred Shares on payment to the holders thereof, for each share to be redeemed, of the redemption price per share, together with all dividends declared thereon and unpaid.

(b)

Before redeeming any Preferred Shares, the Company must mail to each person who, at the date of such mailing, is a registered holder of shares to be redeemed, notice of the intention of the Company to redeem such shares held by such registered holder.

(c)	The redemption notice must:
(i)

be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the records of the Company or, if the address of any such holder does not appear on the records of the Company, then to the last known address of such holder, at least 30 days before the date specified for redemption; and

(ii)	set out the date on which the redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number of shares to be redeemed.
(d)

On or after the date specified for redemption the Company must pay or cause to be paid the redemption price together with all declared but unpaid dividends to the registered holders of the shares to be redeemed, on presentation and surrender of the certificates for the shares called for redemption at the place or places specified in the redemption notice.

(e)	On payment of the redemption price, the certificates for such shares must be cancelled, and the shares represented thereby must be redeemed.
(f)	If a part only of the outstanding Preferred Shares is at any time to be redeemed:
(i)	the shares to be redeemed may be selected by the directors in any manner that they consider appropriate;
(ii)	a new certificate for the balance must be issued at the expense of the Company.
(g)

From and after the date specified for redemption in the redemption notice, the holders of the shares called for redemption will cease to be entitled to dividends and will not be entitled to any rights in respect thereof, except to receive the redemption price together with all dividends declared prior to the date specified for redemption and unpaid, unless payment of the redemption price and such dividends is not made by the Company in accordance with the foregoing provisions, in which case the rights of the holders of such shares will remain unimpaired.

(h)

On or before the date specified for redemption, the Company will have the right to deposit the redemption price of the shares called for redemption together with all dividends declared thereon prior to the date specified for redemption and unpaid, in a special account with any chartered bank or trust company in Canada named in the notice of redemption, such redemption price and dividends to be paid to or to the order of the respective holders of such shares called for redemption upon presentation and surrender of the certificates representing the same and, upon such deposit being made, the shares in respect of which the deposit is made will be redeemed and the rights of the holders thereof, after such deposit, will be limited to receiving, out of the monies so deposited, without interest, the redemption price together with all dividends declared thereon prior to the date specified for redemption and unpaid, applicable to their respective shares against presentation and surrender of the certificates representing such shares.

23.6	Retraction
(a)

Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors in accordance with subsection 23.1 of the special rights and restrictions attaching to the Preferred Shares and to paragraph (b) below, a holder of Preferred Shares will be entitled to require the Company to redeem at any time and from time to time after the date of issue of any Preferred Shares, upon giving notice as hereinafter provided, all or any number of the Preferred Shares registered in the name of such holder on the books of the Company at the

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redemption price per share, together with all dividends declared thereon and unpaid. A holder of Preferred Shares exercising his option to have the Company redeem, must give notice to the Company, which notice must set out the date on which the Company is to redeem, which date may not be less than 10 days nor more than 30 days from the date of mailing of the notice, and if the holder desires to have less than all of the Preferred Shares registered in his name redeemed by the Company, the number of the holder’s shares to be redeemed. The date on which the redemption at the option of the holder is to occur is hereafter referred to as the “option redemption date”. The holder of any Preferred Shares may, with the consent of the Company, revoke such notice prior to the option redemption date. Upon delivery to the Company of a share certificate or certificates representing the Preferred Shares which the holder desires to have the Company redeem, the Company must, on the option redemption date, redeem such Preferred Shares by paying to the holder the redemption price therefor together with all dividends declared thereon and unpaid. Upon payment of the redemption price of the Preferred Shares to be redeemed by the Company together with all dividends declared thereon and unpaid, the holders thereof will cease to be entitled to dividends or, to exercise any rights of holders in respect thereof.

(b)

If the redemption by the Company on any option redemption date of all of the Preferred Shares to be redeemed on that date would be contrary to any provisions of the Business Corporations Act or any other applicable law, the Company will be obligated to redeem only the maximum number of Preferred Shares which the Company determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Preferred Shares required by each such holder to be redeemed by the Company and the Company must issue new certificates representing the Preferred Shares not redeemed by the Company. The Company must, before redeeming any other Preferred Shares, redeem in the manner contemplated by subsection 23.5 of the special rights and restrictions attaching to the Preferred Shares on the first day of each month thereafter the maximum number of such Preferred Shares so required by the holders to be redeemed as would not then be contrary to any provisions of the Business Corporations Act or any other applicable law, until all of such shares have been redeemed, provided that the Company must be under no obligation to give any notice to the holders of the Preferred Shares in respect of such redemption or redemptions as provided for in subsection 23.5 of the special rights and restrictions attaching to the Preferred Shares.

23.7	Liquidation, Dissolution and Winding-Up

Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors in accordance with subsection 23.1 of the special rights and restrictions attaching to the Preferred Shares, in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Preferred Shares will be entitled to receive, before any distribution of any part of the assets of the Company among the holders of any other shares, for each Preferred Share, an amount equal to the redemption price of such share and any dividends declared thereon and unpaid and no more.

23.8	Amendment

The authorization for the amendment of the articles of the Company to delete or vary any special rights or restrictions attaching to the Preferred Shares, in addition to the authorization by a special resolution, must be given by the approval by affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Preferred Shares to be called and held for that purpose.

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SCHEDULE C

BROCKTON CAPITAL CORP.

2007 STOCK OPTION PLAN

This Stock Option Plan (the "Plan") provides for the grant of options to acquire common shares (the "Common Shares") in the capital of Brockton Capital Corp., a corporation formed under the laws of the Province of British Columbia (the "Corporation"). Stock options granted under this Plan that qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") are referred to in this Plan as "Incentive Stock Options" and stock options that do not qualify under Section 422 of the Code are referred to as "Non-Qualified Stock Options". Incentive Stock Options and Non-Qualified Stock Options granted under this Plan are collectively referred to as "Options".

1.	PURPOSE

1.1           The purpose of this Plan is to retain the services of valued key employees and consultants of the Corporation and such other persons as the Plan Administrator (as defined below) shall select in accordance with Section 2 below, and to encourage such persons to acquire a greater proprietary interest in the Corporation, thereby strengthening their incentive to achieve the objectives of the shareholders of the Corporation, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the Plan Administrator.

1.2           This Plan shall at all times be subject to all legal requirements relating to the administration of stock option plans, if any, under applicable corporate laws, applicable United States federal and state securities laws, the Code, the rules of any applicable stock exchange or stock quotation system, and the rules of any foreign jurisdiction applicable to Options granted to residents therein (collectively, the "Applicable Laws").

2.	ADMINISTRATION

2.1           This Plan shall be administered initially by the Board of Directors of the Corporation (the "Board"), except that the Board may, in its discretion, establish a committee composed of two (2) or more members of the Board or two (2) or more other persons to administer the Plan, which committee (the "Committee") may be an executive, compensation or other committee, including a separate committee especially created for this purpose. The Board or, if applicable, the Committee is referred to herein as the "Plan Administrator".

2.2           If and so long as the Common Shares are registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Corporation wishes to grant Incentive Stock Options, then the Board shall consider in selecting the Plan Administrator and the membership of any Committee, with respect to any persons subject or likely to become subject to Section 16 of the Exchange Act, the provisions regarding (a) "outside directors" as contemplated by Section 162(m) of the Code, and (b) "Non-Employee Directors" as contemplated by Rule 16b-3 under the Exchange Act.

2.3           The Committee shall have the powers and authority vested in the Board hereunder (including the power and authority to interpret any provision of the Plan or of any Option). The members of any such Committee shall serve at the pleasure of the Board. A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members of the Committee and any action so taken shall be fully effective as if it had been taken at a meeting.

2.4           Subject to the provisions of this Plan and any Applicable Laws, and with a view to effecting the purpose of the Plan, the Plan Administrator shall have sole authority, in its absolute discretion, to:

(a)	construe and interpret this Plan;
(b)	define the terms used in the Plan;

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(c)	prescribe, amend and rescind the rules and regulations relating to this Plan;
(d)	correct any defect, supply any omission or reconcile any inconsistency in this Plan;
(e)	grant Options under this Plan;

(f)            determine the individuals to whom Options shall be granted under this Plan and whether the Option is granted as an Incentive Stock Option or a Non-Qualified Stock Option;

(g)	determine the time or times at which Options shall be granted under this Plan;

(h)           determine the number of Common Shares subject to each Option, the exercise price of each Option, the duration of each Option and the times at which each Option shall become exercisable;

(i)	determine all other terms and conditions of the Options; and

(j)            make all other determinations and interpretations necessary and advisable for the administration of the Plan.

2.5           All decisions, determinations and interpretations made by the Plan Administrator shall be binding and conclusive on all participants in the Plan and on their legal representatives, heirs and beneficiaries.

3.	ELIGIBILITY

3.1           Incentive Stock Options may be granted to any individual who, at the time the Option is granted, is an employee of the Corporation or any Related Corporation (as defined below) ("Employees").

3.2           Non-Qualified Stock Options may be granted to Employees and to such other persons who are not Employees as the Plan Administrator shall select, subject to any Applicable Laws.

3.3           Options may be granted in substitution for outstanding Options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization between such other corporation and the Corporation or any subsidiary of the Corporation. Options also may be granted in exchange for outstanding Options.

3.4           Any person to whom an Option is granted under this Plan is referred to as an "Optionee". Any person who is the owner of an Option is referred to as a "Holder".

3.5           As used in this Plan, the term "Related Corporation" shall mean any corporation (other than the Corporation) that is a "Parent Corporation" of the Corporation or "Subsidiary Corporation" of the Corporation, as those terms are defined in Sections 424(e) and 424(f), respectively, of the Code (or any successor provisions) and the regulations thereunder (as amended from time to time).

4.	STOCK

4.1           The Plan Administrator is authorized to grant Options to acquire up to a total of 20% of the issued and outstanding Common Shares from time to time less the number of options granted under the 2004 Stock Option Plan. The number of Common Shares with respect to which Options may be granted hereunder is subject to adjustment as set forth in Section 5.1(m) hereof. In the event that any outstanding Option expires or is terminated for any reason, the Common Shares allocable to the unexercised portion of such Option may again be subject to an Option granted to the same Optionee or to a different person eligible under Section 3 of this Plan; provided however, that any cancelled Options will be counted against the maximum number of shares with respect to which Options may be granted to any particular person as set forth in Section 5.1(a) hereof.

5.	TERMS AND CONDITIONS OF OPTIONS

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5.1          Each Option granted under this Plan shall be evidenced by a written agreement approved by the Plan Administrator (each, an "Agreement"). Agreements may contain such provisions, not inconsistent with this Plan or any Applicable Laws, as the Plan Administrator in its discretion may deem advisable. All Options also shall comply with the following requirements:

(a)	Number of Shares and Type of Option

Each Agreement shall state the number of Common Shares to which it pertains and whether the Option is intended to be an Incentive Stock Option or a Non-Qualified Stock Option; provided that:

(i)            the number of Common Shares that may be reserved pursuant to the exercise of Options granted to any person shall not exceed 10% of the issued and outstanding Common Shares of the Corporation;

(ii)           in the absence of action to the contrary by the Plan Administrator in connection with the grant of an Option, all Options shall be Non-Qualified Stock Options;

(iii)          the aggregate fair market value (determined at the Date of Grant, as defined below) of the Common Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (granted under this Plan and all other Incentive Stock Option plans of the Corporation, a Related Corporation or a predecessor corporation) shall not exceed U.S.$100,000, or such other limit as may be prescribed by the Code as it may be amended from time to time (the "Annual Limit"); and

(iv)          any portion of an Option which exceeds the Annual Limit shall not be void but rather shall be a Non-Qualified Stock Option.

(b)	Date of Grant

Each Agreement shall state the date the Plan Administrator has deemed to be the effective date of the Option for purposes of this Plan (the "Date of Grant").

(c)	Option Price

Each Agreement shall state the price per Common Share at which it is exercisable. The Plan Administrator shall act in good faith to establish the exercise price in accordance with Applicable Laws; provided that:

(i)             the per share exercise price for an Incentive Stock Option or any Option granted to a "covered employee" as such term is defined for purposes of Section 162(m) of the Code shall not be less than the fair market value per Common Share at the Date of Grant as determined by the Plan Administrator in good faith;

(ii)           with respect to Incentive Stock Options granted to greater-than-ten percent (>10%) shareholders of the Corporation (as determined with reference to Section 424(d) of the Code), the exercise price per share shall not be less than one hundred ten percent (110%) of the fair market value per Common Share at the Date of Grant as determined by the Plan Administrator in good faith; and

(iii)          Options granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization involving such other corporation and the Corporation or any subsidiary of the Corporation may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to any adjustment consistent with the terms of the transaction pursuant to which the substitution is to occur, and provided that for Incentive Stock Options:

A.            the excess of the aggregate fair market value of the shares subject to the option immediately after the substitution over the aggregate exercise price of such shares is not more than

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the excess of the aggregate fair market value of all shares subject to the option immediately before such substitution over the aggregate exercise price of such shares, and

B.            the substituted option does not give the employee additional benefits which he did not have under the previously held Option; and

(iv)          with respect to Non-Qualified Stock Options, the exercise price per share shall be the fair market value of the Common Shares as determined by the Plan Administrator in good faith.

(d)	Duration of Options

At the time of the grant of the Option, the Plan Administrator shall designate, subject to Section 5.1(g) below, the expiration date of the Option, which date shall not be later than ten (10) years from the Date of Grant; provided, that the expiration date of any Incentive Stock Option granted to a greater-than-ten percent (>10%) shareholder of the Corporation (as determined with reference to Section 424(d) of the Code) shall not be later than five (5) years from the Date of Grant. In the absence of action to the contrary by the Plan Administrator in connection with the grant of a particular Option, and except in the case of Incentive Stock Options as described above, all Options granted under this Section 5 shall expire ten (10) years from the Date of Grant.

(e)	Vesting Schedule

No Option shall be exercisable until it has vested. The vesting schedule for each Option shall be specified by the Plan Administrator at the time of grant of the Option prior to the provision of services with respect to which such Option is granted; provided, that if no vesting schedule is specified at the time of grant, the Option shall vest according to the following schedule:

Number of Years Following Date of Grant	Percentage of Total Option Vested
One	25%
Two	50%
Three	75%
Four	100%

The Plan Administrator may specify a vesting schedule for all or any portion of an Option based on the achievement of performance objectives established in advance of the commencement by the Optionee of services related to the achievement of the performance objectives. Performance objectives shall be expressed in terms of objective criteria, including but not limited to, one or more of the following: return on equity, return on assets, share price, market share, sales, earnings per share, costs, net earnings, net worth, inventories, cash and cash equivalents, gross margin or the Corporation's performance relative to its internal business plan. Performance objectives may be in respect of the performance of the Corporation as a whole (whether on a consolidated or unconsolidated basis), a Related Corporation, or a subdivision, operating unit, product or product line of either of the foregoing. Performance objectives may be absolute or relative and may be expressed in terms of a progression or a range. An Option that is exercisable (in full or in part) upon the achievement of one or more performance objectives may be exercised only following written notice to the Optionee and the Corporation by the Plan Administrator that the performance objective has been achieved.

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(f)	Acceleration of Vesting

The vesting of one or more outstanding Options may be accelerated by the Plan Administrator at such times and in such amounts as it shall determine in its sole discretion.

(g)	Term of Option

(i)            Vested Options shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events:

A.            the expiration of the Option, as designated by the Plan Administrator in accordance with Section 5.1(d) above;

B.            the date of an Optionee's termination of employment or contractual relationship with the Corporation or any Related Corporation for cause (as determined by the Plan Administrator, acting reasonably);

C.            the date of an Optionee's resignation or termination of employment or contractual relationship with the Corporation or any Related Corporation for any reason whatsoever other than cause, death or Disability (as defined below); or

D.            the expiration of one year (1) from termination of an Optionee's employment or contractual relationship by reason of death or Disability (as defined below) unless, in the case of a Non-Qualified Stock Option, the exercise period is extended by the Plan Administrator until a date not later than the expiration date of the Option.

(ii)           Notwithstanding Section 5.1(g)(i) above, any vested Options which have been granted to the Optionee in the Optionee's capacity as a director of the Corporation or any Related Corporation shall terminate upon the occurrence of the first of the following events:

A.            the event specified in Section 5.1(g)(i)A above;

B.            the event specified in Section 5.1(g)(i)D above; and

C.            the date the Optionee ceases to serve as a director of the Corporation or Related Corporation, as the case may be unless, in the case of a Non-Qualified Stock Option, the exercise period is extended by the Plan Administrator until a date not later than the expiration date of the Option.

(iii)          Upon the death of an Optionee, any vested Options held by the Optionee shall be exercisable only by the person or persons to whom such Optionee's rights under such Option shall pass by the Optionee's will or by the laws of descent and distribution of the Optionee's domicile at the time of death and only until such Options terminate as provided above.

(iv)          For purposes of the Plan, unless otherwise defined in the Agreement, "Disability" shall mean medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than twelve (12) months or that can be expected to result in death. The Plan Administrator shall determine whether an Optionee has incurred a Disability on the basis of medical evidence acceptable to the Plan Administrator. Upon making a determination of Disability, the Plan Administrator shall, for purposes of the Plan, determine the date of an Optionee's termination of employment or contractual relationship.

(v)           Unless accelerated in accordance with Section 5.1(f) above, unvested Options shall terminate immediately upon termination of employment of the Optionee by the Corporation for any reason whatsoever, including death or Disability.

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(vi)          For purposes of this Plan, transfer of employment between or among the Corporation and/or any Related Corporation shall not be deemed to constitute a termination of employment with the Corporation or any Related Corporation. Employment shall be deemed to continue while the Optionee is on military leave, sick leave or other bona fide leave of absence (as determined by the Plan Administrator). The foregoing notwithstanding, employment shall not be deemed to continue beyond the first ninety (90) days of such leave, unless the Optionee's re-employment rights are guaranteed by statute or by contract.

(h)	Exercise of Options

(i)            Options shall be exercisable, in full or in part, at any time after vesting, until termination. If less than all of the Common Shares included in the vested portion of any Option are purchased, the remainder may be purchased at any subsequent time prior to the expiration of the Option term. Only whole Common Shares may be issued pursuant to an Option, and to the extent that an Option covers less than one (1) share, it is unexercisable.

(ii)           Options or portions thereof may be exercised by giving written notice to the Corporation, which notice shall specify the number of Common Shares to be purchased, and be accompanied by payment in the amount of the aggregate exercise price for the Common Shares so purchased, which payment shall be in the form specified in Section 5.1(i) below. The Corporation shall not be obligated to issue, transfer or deliver a certificate representing Common Shares to the Holder of any Option, until provision has been made by the Holder, to the satisfaction of the Corporation, for the payment of the aggregate exercise price for all Common Shares for which the Option shall have been exercised and for satisfaction of any tax withholding obligations associated with such exercise. During the lifetime of an Optionee, Options are exercisable only by the Optionee.

(i)	Payment upon Exercise of Option

Upon the exercise of any Option, the aggregate exercise price shall be paid to the Corporation in cash or by certified or cashier's check. In addition, if pre-approved in writing by the Plan Administrator who may arbitrarily withhold consent, the Holder may pay for all or any portion of the aggregate exercise price by complying with one or more of the following alternatives:

(i)            by delivering a properly executed exercise notice together with irrevocable instructions to a broker promptly to sell or margin a sufficient portion of the Common Shares and deliver directly to the Corporation the amount of sale or margin loan proceeds to pay the exercise price; or

(ii)           by complying with any other payment mechanism approved by the Plan Administrator at the time of exercise.

(j)	No Rights as a Shareholder

A Holder shall have no rights as a shareholder of the Corporation with respect to any Common Shares covered by an Option until such Holder becomes a record holder of such Common Shares, irrespective of whether such Holder has given notice of exercise. Subject to the provisions of Section 5.1(m) hereof, no rights shall accrue to a Holder and no adjustments shall be made on account of dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights declared on, or created in, the Common Shares for which the record date is prior to the date the Holder becomes a record holder of the Common Shares covered by the Option, irrespective of whether such Holder has given notice of exercise.

(k)	Non-transferability of Options

(i)            Options granted under this Plan and the rights and privileges conferred by this Plan may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by applicable laws of descent and distribution or, in the case of a Non-Qualified Stock

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Option, pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment or similar process; provided however that, subject to applicable laws:

A.            for Non-Qualified Stock Options, any Agreement may provide or be amended to provide that a Non-Qualified Stock Option to which it relates is transferable without payment of consideration to immediate family members of the Optionee or to trusts or partnerships or limited liability companies established exclusively for the benefit of the Optionee and the Optionee's immediate family members;

B.            for all Options, the Optionee's heirs or administrators may exercise any portion of the outstanding Options within one year of the Optionee's death.

(ii)           Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any Option or of any right or privilege conferred by this Plan contrary to the provisions hereof, or upon the sale, levy or any attachment or similar process upon the rights and privileges conferred by this Plan, such Option shall thereupon terminate and become null and void.

(l)	Securities Regulation and Tax Withholding

(i)            Common Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such Common Shares shall comply with all Applicable Laws, and such issuance shall be further subject to the approval of counsel for the Corporation with respect to such compliance, including the availability of an exemption from prospectus and registration requirements for the issuance and sale of such Common Shares. The inability of the Corporation to obtain from any regulatory body the authority deemed by the Corporation to be necessary for the lawful issuance and sale of any Common Shares under this Plan, or the unavailability of an exemption from prospectus and registration requirements for the issuance and sale of any Common Shares under this Plan, shall relieve the Corporation of any liability with respect to the non-issuance or sale of such Common Shares.

(ii)           As a condition to the exercise of an Option, the Plan Administrator may require the Holder to represent and warrant in writing at the time of such exercise that the Common Shares are being purchased only for investment and without any then-present intention to sell or distribute such Common Shares. If necessary under Applicable Laws, the Plan Administrator may cause a stop-transfer order against such Common Shares to be placed on the stock books and records of the Corporation, and a legend indicating that the Common Shares may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any Applicable Laws, may be stamped on the certificates representing such Common Shares in order to assure an exemption from registration. The Plan Administrator also may require such other documentation as may from time to time be necessary to comply with applicable securities laws. THE CORPORATION HAS NO OBLIGATION TO UNDERTAKE REGISTRATION OF OPTIONS OR THE COMMON SHARES ISSUABLE UPON THE EXERCISE OF OPTIONS.

(iii)          The Holder shall pay to the Corporation by certified or cashier's check, promptly upon exercise of an Option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, local and foreign withholding taxes that the Plan Administrator, in its discretion, determines to result upon exercise of an Option or from a transfer or other disposition of Common Shares acquired upon exercise of an Option or otherwise related to an Option or Common Shares acquired in connection with an Option. Upon approval of the Plan Administrator, a Holder may satisfy such obligation by complying with one or more of the following alternatives selected by the Plan Administrator:

A.            by delivering to the Corporation Common Shares previously held by such Holder or by the Corporation withholding Common Shares otherwise deliverable pursuant to the exercise of the Option, which Common Shares received or withheld shall have a fair market value at the date of exercise (as determined by the Plan Administrator) equal to any withholding tax obligations arising as a result of such exercise, transfer or other disposition; or

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B.            by complying with any other payment mechanism approved by the Plan Administrator from time to time.

(iv)          The issuance, transfer or delivery of certificates representing Common Shares pursuant to the exercise of Options may be delayed, at the discretion of the Plan Administrator, until the Plan Administrator is satisfied that the applicable requirements of all Applicable Laws and the withholding provisions of the Code have been met and that the Holder has paid or otherwise satisfied any withholding tax obligation as described in Section 5.1(l)(iii) above.

(m)	Adjustments Upon Changes In Capitalization

(i)            The aggregate number and class of shares for which Options may be granted under this Plan, the number and class of shares covered by each outstanding Option, and the exercise price per share thereof (but not the total price), and each such Option, shall all be proportionately adjusted for any increase or decrease in the number of issued Common Shares of the Corporation resulting from:

A.            a subdivision or consolidation of Common Shares or any like capital adjustment, or

B.            the issuance of any Common Shares, or securities exchangeable for or convertible into Common Shares, to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend (other than the issue of Common Shares, or securities exchangeable for or convertible into Common Shares, to holders of Common Shares pursuant to their exercise of options to receive dividends in the form of Common Shares, or securities convertible into Common Shares, in lieu of dividends paid in the ordinary course on the Common Shares).

(ii)           Except as provided in Section 5.1(m)(iii) hereof, upon a merger (other than a merger of the Corporation in which the holders of Common Shares immediately prior to the merger have the same proportionate ownership of common shares in the surviving corporation immediately after the merger), consolidation, acquisition of property or stock, separation, reorganization (other than a mere re-incorporation or the creation of a holding Corporation) or liquidation of the Corporation, as a result of which the shareholders of the Corporation, receive cash, shares or other property in exchange for or in connection with their Common Shares, any Option granted hereunder shall terminate, but the Holder shall have the right to exercise such Holder's Option immediately prior to any such merger, consolidation, acquisition of property or shares, separation, reorganization or liquidation, and to be treated as a shareholder of record for the purposes thereof, to the extent the vesting requirements set forth in the Option agreement have been satisfied.

(iii)          If the shareholders of the Corporation receive shares in the capital of another corporation ("Exchange Shares") in exchange for their Common Shares in any transaction involving a merger (other than a merger of the Corporation in which the holders of Common Shares immediately prior to the merger have the same proportionate ownership of Common Shares in the surviving corporation immediately after the merger), consolidation, acquisition of property or shares, separation or reorganization (other than a mere re-incorporation or the creation of a holding Corporation), all Options granted hereunder shall be converted into options to purchase Exchange Shares unless the Corporation and the corporation issuing the Exchange Shares, in their sole discretion, determine that any or all such Options granted hereunder shall not be converted into options to purchase Exchange Shares but instead shall terminate in accordance with, and subject to the Holder's right to exercise the Holder's Options pursuant to, the provisions of Section 5.1(m)(ii). The amount and price of converted options shall be determined by adjusting the amount and price of the Options granted hereunder in the same proportion as used for determining the number of Exchange Shares the holders of the Common Shares receive in such merger, consolidation, acquisition or property or stock, separation or reorganization. Unless accelerated by the Board, the vesting schedule set forth in the option agreement shall continue to apply to the options granted for the Exchange Shares.

(iv)          In the event of any adjustment in the number of Common Shares covered by any Option, any fractional shares resulting from such adjustment shall be disregarded and each such Option shall cover only the number of full shares resulting from such adjustment.

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(v)           All adjustments pursuant to Section 5.1(m) shall be made by the Plan Administrator, and its determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.

(vi)          The grant of an Option shall not affect in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge, consolidate or dissolve, to liquidate or to sell or transfer all or any part of its business or assets.

6.	EFFECTIVE DATE; AMENDMENT; SHAREHOLDER APPROVAL

6.1           Options may be granted by the Plan Administrator from time to time on or after the date on which this Plan is adopted by the Board (the "Effective Date").

6.2           Unless sooner terminated by the Board, this Plan shall terminate on the tenth anniversary of the Effective Date. No Option may be granted after such termination or during any suspension of this Plan.

6.3           Any Incentive Stock Options granted by the Plan Administrator prior to the ratification of this Plan by the shareholders of the Corporation shall be granted subject to approval of this Plan by the holders of a majority of the Corporation's outstanding voting shares, voting either in person or by proxy at a duly held shareholders' meeting within twelve (12) months before or after the Effective Date. If such shareholder approval is sought and not obtained, all Incentive Stock Options granted prior thereto and thereafter shall be considered Non-Qualified Stock Options and any Options granted to Covered Employees will not be eligible for the exclusion set forth in Section 162(m) of the Code with respect to the deductibility by the Corporation of certain compensation.

7.	NO OBLIGATIONS TO EXERCISE OPTION
7.1	The grant of an Option shall impose no obligation upon the Optionee to exercise such Option.
8.	NO RIGHT TO OPTIONS OR TO EMPLOYMENT

8.1           Whether or not any Options are to be granted under this Plan shall be exclusively within the discretion of the Plan Administrator, and nothing contained in this Plan shall be construed as giving any person any right to participate under this Plan. The grant of an Option shall in no way constitute any form of agreement or understanding binding on the Corporation or any Related Corporation, express or implied, that the Corporation or any Related Corporation will employ or contract with an Optionee for any length of time, nor shall it interfere in any way with the Corporation's or, where applicable, a Related Corporation's right to terminate Optionee's employment at any time, which right is hereby reserved.

9.	APPLICATION OF FUNDS

9.1           The proceeds received by the Corporation from the sale of Common Shares issued upon the exercise of Options shall be used for general corporate purposes, unless otherwise directed by the Board.

10.	INDEMNIFICATION OF PLAN ADMINISTRATOR

10.1         In addition to all other rights of indemnification they may have as members of the Board, members of the Plan Administrator shall be indemnified by the Corporation for all reasonable expenses and liabilities of any type or nature, including attorneys' fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, this Plan or any Option granted under this Plan, and against all amounts paid by them in settlement thereof (provided that such settlement is approved by independent legal counsel selected by the Corporation), except to the extent that such expenses relate to matters for which it is adjudged that such Plan Administrator member is liable for willful misconduct; provided, that within fifteen (15) days after the institution of any such action, suit or proceeding, the Plan Administrator member involved therein shall, in writing, notify the Corporation of such action, suit or proceeding, so that the Corporation may have the opportunity to make appropriate arrangements to prosecute or defend the same.

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11.	AMENDMENT OF PLAN

11.1         The Plan Administrator may, at any time, modify, amend or terminate this Plan or modify or amend Options granted under this Plan, including, without limitation, such modifications or amendments as are necessary to maintain compliance with the Applicable Laws. The Plan Administrator may condition the effectiveness of any such amendment on the receipt of shareholder approval at such time and in such manner as the Plan Administrator may consider necessary for the Corporation to comply with or to avail the Corporation and/or the Optionees of the benefits of any securities, tax, market listing or other administrative or regulatory requirements.

Effective Date: January ______, 2007

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PROXY

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

BROCKTON CAPITAL CORP.

(the “Company”)

To be held at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, Canada, on Monday, February 19, 2007, at 10:00 a.m. (Vancouver Time)

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints George T. Stapleton II, an officer and director of the Company, or failing him, George Orr, an officer and director of the Company, or failing him, R. William Thornton, an officer and director of the Company, or in the place of the foregoing, _________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED SHAREHOLDER SIGN HERE:

DATE SIGNED:

RESOLUTIONS

(For full details of each item, please see the enclosed Notice of Meeting and Information Circular.) Please indicate your voting preference by making an “X” in the space provided.

	For	Against	Withhold
1. To approve and adopt by special resolution alterations to the Charter of the Company			N/A
2. To ratify the Executive Employment Agreement with R. William Thornton			N/A
3. To ratify the private placement of 23,000,000 common shares at US$0.10 per unit			N/A
4. To ratify the private placement of 8,425,000 units at US$0.50 per unit			N/A
5. To fix the number of directors at six (6)			N/A
6. To ratify the 2007 Stock Option Plan			N/A
7. To elect as a director, Brian J. Evans		N/A
8. To elect as a director, Dr. Gail Bloomer		N/A
9. To transact such other business as may properly come before the Meeting		N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.
2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineers before the Meeting begins.
5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)    appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote; OR

(b)    appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

8.

To be represented at the Meeting, proxies must be deposited or submitted, as applicable, no later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, Registered Shareholders may complete internet voting at http://webvote.pctc.com. To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, Registered Shareholders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683). Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.OUR PROXY BY

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy if you have voted by the internet or telephone.

BROCKTON CAPITAL CORP.

CERTIFICATE

Section 2.20(c) of National Instrument 54-101 (“NI 54-101”)

TO:	British Columbia Securities Commission
Alberta Securities Commission
RE:	Extraordinary General Meeting of the shareholders of Brockton Capital Corp. (the “Corporation”) to be held on February 19, 2007 (the “Meeting”)

In connection with the Meeting, the undersigned, being an officer of the Corporation, hereby certifies for and on behalf of the Corporation and not in a personal capacity, that:

(a)	the Corporation has made arrangements to have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting;
(b)	the Corporation has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and
(c)	the Corporation is relying upon section 2.20(c) of NI 54-101 to abridge the time periods prescribed by sections 2.2(1) and 2.5(1) of NI 54-101 applicable to the Meeting.
DATED the 23rd day of January, 2007.

BROCKTON CAPITAL CORP.

/s/ Brad Kitchen

BRAD KITCHEN

Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROCKTON CAPITAL CORP.

/s/ Brad Kitchen

Brad Kitchen

Director

Date: February 22, 2007

CW1066956.1